August 18, 2014

VIA EDGAR AND EMAIL

Securities and Exchange Commission

Attn: Katherine Wray

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Re:	Sajan, Inc.

Registration Statement on Form S-1 (File No. 333-195819)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Sajan, Inc. (the “Company”) requests acceleration of the effective date of the above-referenced Registration Statement so that the same shall become effective as of 5:00 p.m., Eastern Daylight Time, on August 19, 2014, or as soon thereafter as possible.

The Company hereby acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have questions or comments regarding this request, please call John Houston (612-492-7392) at Fredrikson & Byron, P.A., legal counsel to the Company. The Company authorizes Mr. Houston to orally modify or withdraw this request for acceleration.

Sincerely,

SAJAN, INC.

By:	/s/ Thomas Skiba
Thomas Skiba Chief Financial Officer